Exhibit 99.3
Vector Tobacco Inc. and Subsidiaries
Consolidated Financial Statements
as of December 31, 2010 and 2009
and for each of the three years
ended December 31, 2010, 2009 and 2008

Vector Tobacco Inc. and Subsidiaries
Index
December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2010 and 2009	2-3

Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008	4

Consolidated Statements of Stockholder’s Equity	5

Consolidated Statements of Cash Flows	6-7

Notes to Consolidated Financial Statements	8-25

Consolidated Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts	26

Report of Independent Registered Public Accounting Firm
To the Board of Directors and the
Stockholder of Vector Tobacco Inc.:
In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vector Tobacco Inc. and its subsidiaries (the “Company”), a wholly-owned subsidiary of Vector Group Ltd., at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Raleigh, North Carolina
February 25, 2011

Vector Tobacco Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2010 and 2009
(in thousands of dollars)

	2010	2009

Assets
Current assets
Cash and cash equivalents	$4,803	$472
Accounts receivable — trade, less allowances of $9 and $18, respectively	163	609
Inventories, net	5,364	5,782
Deferred taxes	2,892	2,341
Other current assets	913	192

Total current assets	14,135	9,396

Property, plant and equipment, net	17	25
Intangible asset	107,511	107,511
Deferred taxes	103,837	93,113
Other assets	1,251	999

Total assets	$226,751	$211,044

The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2010 and 2009
(in thousands of dollars, except share amounts)

	2010	2009

Liabilities and Stockholder’s Equity
Current liabilities
Due to related parties	$4,472	$9,629
Accrued promotional expenses	516	646
Estimated allowance for sales returns	385	1,007
Settlement accruals	2,624	2,723
Deferred taxes	2,280	1,433
Income taxes payable	—	538
Other	151	311

Total current liabilities	10,428	16,287

Non-current employee benefits	1,416	1,142
Deferred income taxes	25,984	22,550
Other long-term liabilities	4,056	2,982

Total liabilities	41,884	42,961

Commitments and contingencies (Note 11)

Stockholder’s equity
Common stock ($1 par value per share; 1,000 shares authorized; 100 shares issued and outstanding)	—	—
Additional paid-in capital	358,692	372,292
Accumulated other comprehensive income	288	295
Accumulated deficit	(174,113)	(204,504)

Total stockholder’s equity	184,867	168,083

Total liabilities and stockholder’s equity	$226,751	$211,044

The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2010, 2009, and 2008
(in thousands of dollars)

	2010	2009	2008

Revenues *	$106,066	$106,446	$70,652

Expenses
Cost of goods sold	78,444	80,772	43,455
Operating, selling, administrative and general expenses	2,941	4,564	6,499
Management fees paid to Vector Group Ltd.	500	500	500
Restructuring and impairment charges, changes in estimate	—	900	(18)
Research and development	524	1,552	2,960

Operating income	23,657	18,158	17,256

Other income (expense)
Interest income	1	3	105
Interest expense	—	(6)	(39)

Income before income taxes	23,658	18,155	17,322

Income tax benefit (expense)	6,733	89,903	(1,983)

Net income	$30,391	$108,058	$15,339

*	Revenues and cost of goods sold include excise taxes of $54,250, $52,365, and $22,212 for the years ended December 31, 2010, 2009, and 2008, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Statements of Stockholder’s Equity
Years Ended December 31, 2010, 2009, and 2008
(in thousands of dollars)

					Accumulated
				Additional	Other		Total
	Common Stock			Paid-In	Comprehensive	Accumulated	Stockholder’s
	Shares		Amount	Capital	Income	Deficit	Equity (Deficiency)

Balance at January 1, 2008	100		$—	$415,067	$312	$(327,848)	$87,531

Net Income	—		—	—	—	15,339	15,339

Pension Adjustments, measurement date	—		—	—	—	(53)	(53)

Accumulated other comprehensive income	—		—	—	9	—	9

Total Comprehensive income							15,295

Distributions	—		—	(21,400)	—	—	(21,400)

Balance as of December 31, 2008	100	*	—	393,667	321	(312,562)	81,426

Net Income	—		—	—	—	108,058	108,058

Accumulated other comprehensive income	—		—	—	(26)	—	(26)

Total Comprehensive Income	—		—	—	—	—	108,032

Distributions	—		—	(21,375)	—	—	(21,375)

Balance as of December 31, 2009	100	*	—	372,292	295	(204,504)	168,083

Net Income	—		—	—	—	30,391	30,391

Accumulated other comprehensive income	—		—	—	(7)	—	(7)

Total Comprehensive Income	—		—	—	—	—	30,384

Distributions	—		—	(13,600)	—	—	(13,600)

Balance as of December 31, 2010	100	*	$—	$358,692	$288	$(174,113)	$184,867

*	Stock pledged as collateral for Vector Tobacco’s guarantee of the Parent’s debt. See Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2009, and 2008
(in thousands of dollars)

	2010	2009	2008

Cash flows from operating activities
Net income	$30,391	$108,058	$15,339
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8	28	39
Deferred taxes	(6,994)	(90,593)	2,856
Net gain on disposal of equipment	—	—	(50)
Restructuring and impairment charges, changes in estimates	—	938	(18)
Cash payments on restructuring liabilities	(120)	(753)	(66)
Changes in assets and liabilities:			—
Accounts receivable	446	(173)	(49)
Inventories	418	(972)	20
Other assets	(514)	2	(84)
Accounts payable	—	(8)	2
Due to/from related parties	(5,157)	3,523	(214)
Accrued expenses	(891)	(56)	992
Income tax payable	(538)	538	—
Employee benefits	267	246	212
Other long-term liabilities	1,074	1,104	107

Net cash provided by operating activities	18,390	21,882	19,086

Cash flows from investing activities
Capital expenditures	—	—	(4)
Proceeds from sales of equipment	—	—	50
Increase in restricted assets	(241)	—	—
Increase in cash surrender value of life insurance policies	(218)	(213)	(208)

Net cash used in investing activities	(459)	(213)	(162)

Cash flows from financing activities
Distributions to Parent	(13,600)	(21,375)	(21,400)

Net cash used in financing activities	(13,600)	(21,375)	(21,400)

Net (decrease) increase in cash and cash equivalents	4,331	294	(2,476)
Cash and cash equivalents
Beginning of period	472	178	2,654

End of period	$4,803	$472	$178

The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2009, and 2008
(in thousands of dollars)
Supplemental schedule of non-cash investing and financing activities

•	Vector Tobacco paid income taxes of $1,234, $150 and $0 in 2010, 2009 and 2008, respectively.

•	Vector Tobacco paid interest of $0, $6 and $39 in 2010, 2009 and 2008, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars)
1.	Basis of Presentation

Vector Tobacco Inc. (“Vector Tobacco” or the “Company”), is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), which in turn is wholly owned by Vector Group Ltd. (“Vector” or “Parent”). The Company is engaged in the manufacture and sale of cigarettes in the United States. Certain management and administrative functions are performed by affiliates (See Note 13 and 14).

Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

Liggett Vector Brands Inc. (“Liggett Vector Brands”), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to Vector Tobacco.

Liggett Group LLC (“Liggett”), an affiliate of Vector Tobacco, manufactures most of Vector Tobacco’s cigarette brands under contract at Liggett’s Mebane, North Carolina manufacturing facility.

Vector and VGR are holding companies and as a result do not have any operating activities that generate revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments and VGR relies on distributions from its other subsidiaries, including Vector Tobacco, in order to fund its operations and meet its obligations. Vector has certain debt outstanding which require interest and principal payments over the terms of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Vector Tobacco, and proceeds, if any, from Vector’s future financings. During 2010, 2009, and 2008 Vector Tobacco made distributions of $13,600, $21,375, and $21,400 respectively, to VGR.

The Company has evaluated events that occurred subsequent to December 31, 2010, through the financial statement issue date of February 25, 2011 and determined that there were no recordable or reportable subsequent events.

11% Senior Secured Notes due 2015 — Vector

Vector has outstanding $415,000 principal amount of its 11% Senior Secured Notes due 2015 (the “Senior Secured Notes”). The Senior Secured Notes were sold in August 2007 ($165,000), September 2009 ($85,000), April 2010 ($75,000) and December 2010 ($90,000) in private offerings to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933.

In May 2008 and June 2010, Vector completed offers to exchange the Senior Secured Notes then outstanding for an equal amount of newly issued 11% Senior Secured Notes due 2015. The new Senior Secured Notes have substantially the same terms as the original Notes, except that the new Senior Secured Notes have been registered under the Securities Act. Vector agreed to consummate a registered exchange offer for the additional Senior Secured Notes issued in December 2010 within 360 days after the date of their initial issuance. If Vector fails to timely comply with its registration obligations, it will be required to pay additional interest on these notes until it complies.
The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
The Senior Secured Notes pay interest on a semi-annual basis at a rate of 11% per year and mature on August 15, 2015. Vector may redeem some or all of the Senior Secured Notes at any time prior to August 15, 2011 at a make-whole redemption price. On or after August 15, 2011, Vector may redeem some or all of the Senior Secured Notes at a premium that will decrease over time, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. In the event of a change of control, as defined in the indenture governing the Senior Secured Notes, each holder of the Senior Secured Notes may require Vector to repurchase some or all of its Senior Secured Notes at a repurchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest and liquidated damages, if any to the date of purchase.
The Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by all of the 100% owned domestic subsidiaries of the Company that are engaged in the conduct of the Company’s cigarette businesses, including Vector Tobacco. Vector Tobacco’s stock has been pledged as collateral for the guarantee of the Senior Secured Notes. Vector Tobacco’s consolidated balance sheet, statement of operations and statement of stockholder’s equity as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 do not reflect any accounts related to these notes as the debt is not acquisition related.
Vector Tobacco’s cash flows from operations may be utilized to fund the interest and debt obligation of the Senior Secured Notes via distributions by Vector Tobacco to Vector.
Additional Parent Company Notes
As of December 31, 2010, Vector has debt with a net amount of approximately $81,404 (face amount $267,530) in addition to the Senior Secured Notes previously discussed. These notes are not reflected in Vector Tobacco’s consolidated financial statements as these obligations are not collateralized by Vector Tobacco assets nor has Vector Tobacco guaranteed these obligations. VGR must redeem $11,000 of its 3.875% Variable Interest Senior Convertible Debentures by June 15, 2011.
General Corporate Expenses
General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, accounting, legal, investor relations, tax, other services and employee benefits and incentives Vector provides to the Company. The allocations are based on a reasonable estimation of Vector’s overhead expenses based on the relative specific identification and the relative percentage of the Company’s revenues and headcount to Vector’s total cost. All of these allocations are reflected in management fees paid to Vector Group Ltd. of $500 in the Company’s consolidated statements of operations for each of the years ended December 31, 2010, 2009, and 2008.
The Company and Vector considered these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company. Actual costs which may have been incurred if the Company had been a stand-alone company in 2010, 2009 and 2008 would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees and strategic decisions made in areas such as infrastructure. However, the Company currently does not believe the difference between the cost allocations from Vector and the costs the Company would have incurred on a stand-alone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2010, 2009 and 2008.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
Background
In January 2003, Vector Tobacco introduced QUEST, the Company’s brand of low nicotine and nicotine-free cigarette products. QUEST brand cigarettes were marketed from 2003 until 2009 as premium cigarettes to permit adult smokers, who wish to continue smoking, to gradually reduce their intake of nicotine. The products were not labeled or advertised for smoking cessation and Vector Tobacco made no claims that QUEST was safer than other cigarette products. Vector Tobacco ceased manufacturing Quest cigarettes during the third quarter of 2009.
Vector Tobacco is also engaged in the sale of conventional cigarettes through their USA, Silver Eagle, Eagle and Meridian brands. Sales of the Meridian brand were discontinued in 2010 with all remaining inventory sold.
Recent Developments
In February 2009 Vector Tobacco settled an outstanding patent interference suit with North Carolina State University. Under the terms of the settlement, Vector Tobacco received $325 during 2009. The $325 was recorded as a reduction of expense in 2009. The patents have a book value of $0 at December 31, 2010 and 2009.
2.	Summary of Significant Accounting Policies

Basis of Presentation
These consolidated financial statements include the accounts of Vector Tobacco and its wholly-owned subsidiary, Vector Tobacco Limited (Bermuda.) The consolidated financial statements exclude VT Aviation LLC as Vector consolidates this entity as its primary beneficiary. In 2008, Vector Tobacco Limited (Bermuda) was dissolved. All significant intercompany balances and transactions have been eliminated.

Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2010, and 2009, and the reported amounts of revenues and expenses for the years ended December 31, 2010, 2009, and 2008. Significant estimates subject to material changes in the near term include restructuring and impairment charges, promotional accruals, inventory reserves, allowances for doubtful accounts and allowances for sales returns, Master Settlement Agreement (“MSA”) liabilities and litigation and defense costs. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of 90 days or less. The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) and Securities Investor Protection Corporation (“SIPC”) insure these balances, up to $250 and $500, respectively. The carrying amount of bank deposits, including amounts classified as cash and cash equivalents, were approximately $4,803 and $472 at December 31, 2010, and 2009 respectively. Bank deposits of approximately $100 at December 31, 2010 and 2009, are insured by the FDIC.

Accounts Receivable Accounts receivable-trade is recorded at their net realizable value.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
Inventories
Inventories are stated at the lower of cost or market with cost determined using the last-in, first-out method. Although portions of leaf tobacco inventories may not be used or sold within one year because of the time required for aging, they are included in current assets, which is common practice in the cigarette industry. It is not practicable to determine the amount that will not be used or sold within one year.
The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions.
Property, Plant and Equipment
Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets which are three to fifteen years for machinery and equipment. Leasehold improvements are amortized over the term of the respective lease or the estimated useful life of improvements whichever is shorter.
Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment against their related future undiscounted cash flows. If the carrying value exceeds such cash flows, then impairment is deemed to exist. The amount of any impairment is determined by comparing the long-lived assets’ carrying value against its fair value, which is determined using discounted future cash flows.
Intangible Asset
The Company is required to conduct an annual review of intangible assets for potential impairment including the intangible asset of $107,511, which is not subject to amortization due to its indefinite useful life. This intangible asset relates to the exemption of Medallion, acquired in April 2002, under the MSA agreement, which states payments under the MSA continue in perpetuity. (See Note 6) As a result, the Company believes it will realize the benefit of the exemption for the foreseeable future.
Other intangible assets, included in other assets, consisting of trademarks are amortized using the straight-line method over 10 years and had no net book value of at December 31, 2010 and 2009. The amortization expense related to the intangible assets was $0, $8, and $7 in 2010, 2009, and 2008, respectively. In connection with the restructuring of Vector Tobacco, the Company recorded an impairment charge of approximately $38 related to Quest trademark agreements, which is included as a component of “Operating, selling, general and administrative charges” in the Company’s consolidated statement of operations for the year ended December 31, 2009.
Other Assets
Other current assets of $913 and $192 as of December 31, 2010 and 2009, respectively, are primarily restricted assets and prepaid items including insurance.
Other non-current assets of $1,251 and $999 as of December 31, 2010 and 2009, respectively, are primarily related to the cash surrender value of certain life insurance policies.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
Revenue Recognition
Revenues from sales are recognized upon shipment of finished goods when title and risk of loss have passed to the customer, there is pervasive evidence of an arrangement, the sales price is determinable and collectability is reasonably assured. The Company provides for expected sales returns. Certain sales incentives, including buy downs, are classified as reductions of net sales. The Company’s accounting policy is to include federal excise taxes in revenues and cost of goods sold. Such revenues and cost of goods sold totaled $54,250, $52,365, and $22,212 for the years ended December 31, 2010, 2009, and 2008, respectively. The large increase in 2009 from 2008 was due to the imposition of a $6.17 per carton increase in the federal excise tax on tobacco products effective April 1, 2009. Since the Company’s primary line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.
Shipping and Handling Fees and Costs
Shipping and handling fees related to sales transactions are not billed to customers nor recorded as sales revenue. Shipping and handling costs, which were $539, $572, and $595 in 2010, 2009, and 2008, respectively, are recorded as selling, general and administrative expenses.
Advertising Costs
Advertising costs are expensed as incurred and were $4, $14, and $27 for the years ended December 31, 2010, 2009 and 2008, respectively and are recorded as selling, general and administrative expenses.
Research and Development Costs
Research and development costs are expensed as incurred and were $524, $1,552, and $2,960 in 2010, 2009, and 2008, respectively. The year over year decline in expense relates primarily to the decision not to pursue FDA approval of Quest as a smoking cessation device (Note 14). In connection with this decision, the Company closed its Durham, NC research operations in the second quarter of 2009.
Stock-Based Compensation
Vector Tobacco through an affiliate accounted for employee stock compensation plans by measuring compensation cost for share-based payments at fair value.
Employee Benefits
As of December 31, 2010, Vector Tobacco has no employees. Employees of Liggett Vector Brands, an affiliate, perform services for Vector Tobacco and associated expenses, including benefits, of such employees are allocated to Vector Tobacco. A senior executive of Liggett Vector Brands who provides services to Vector Tobacco participates in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector and such expenses are allocated from Vector to Vector Tobacco.
The cost of providing retiree pension benefits, health care and life insurance benefits is actuarially determined and accrued over the service period of the active employee group. The funded status of each defined benefit pension plan, retiree health care and other postretirement benefit plans and postemployment benefit plans as of December 31, 2010 and 2009 are recognized on the balance sheet.
Income Taxes
Accounting guidance requires that an entity recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any liability created for unrecognized deferred tax benefits is presented as a liability and cannot be combined with deferred tax liabilities or assets.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that future taxable income will be insufficient to realize some portion or all of the deferred tax assets. A current tax provision is recorded for any income taxes payable.
Vector Tobacco’s U.S. income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a stand-alone basis. The Company’s entities currently join in the filing of a consolidated U.S. tax return with Vector and its other U.S. subsidiaries.
Although indefinite-lived intangible assets and goodwill are not amortized, the Company recognizes deferred tax liabilities and assets for temporary differences related to its indefinite-lived intangible asset and the tax-deductible portion of such assets. Because indefinite-lived intangible assets are not amortized for financial reporting purposes, the related deferred tax liability will not reverse until some indeterminate future period should the assets become impaired or are disposed of. Therefore, the reversal of deferred tax liability related to the Medallion intangible asset is no longer considered a source of future taxable income in assessing the realization of deferred tax assets. As a result, the Company is required to record a deferred tax asset valuation allowance totaling approximately $22,468 and $46,899 as of December 31, 2010 and 2009, respectively.
Legal Costs
The Company records product liability legal expenses and other litigation costs as selling, general and administrative expenses as those costs are incurred.
The Company records provisions in its consolidated financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Management is unable to make a reasonable estimate with respect to the amount or range of loss that could result from an unfavorable outcome in any of the pending tobacco-related cases or the costs of defending such cases, and no amounts have been provided in the Company’s consolidated financial statements for unfavorable outcomes. Litigation is subject to many uncertainties, and it is possible that the Company’s consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.
Distributions and Dividends on Common Stock
The Company records distributions on its common stock as dividends in its consolidated statement of stockholder’s equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction to additional paid-in-capital.
Comprehensive Income
Other comprehensive income is a component of stockholder’s equity and relates to pension related adjustments. The Company’s comprehensive income was $30,384, $108,032 and $15,295 for the years ended December 31, 2010, 2009 and 2008 respectively.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
Fair Value of Financial Instruments
The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:

Cash and cash equivalents	$4,803	$4,803	$472	$472
New Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The amended guidance eliminates exceptions to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exception means more entities will be subject to consolidation assessments and reassessments. The Company adopted this guidance for interim and annual reporting periods beginning on January 1, 2010. The adoption of this guidance did not impact the Company’s condensed consolidated financial statements.
In January 2010, the FASB issued authoritative guidance intended to improve disclosure about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances, and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosure about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for annual periods beginning after December 15, 2010. The Company adopted this authoritative guidance, with the exception of the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation. The adoption of this guidance did not impact the Company’s 2010 consolidated financial statements. The remaining disclosures will be added to the Company’s future filings when applicable.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
3.	Medallion

On April 1, 2002, an indirect wholly owned subsidiary of Vector acquired the stock of Medallion and certain related assets from Medallion’s principal stockholder. The total purchase price consisted of $50,000 in cash and $60,000 in promissory notes, which has been fully paid.

Medallion, formerly a discount cigarette manufacturer headquartered in Richmond, Virginia, is a participant in the MSA agreement between the state Attorneys General and the tobacco industry. Medallion has no payment obligations under the MSA agreement except to the extent its market share exceeds approximately 0.28% of total cigarettes sold in the United States (approximately 840 million cigarettes in 2010).

4.	Inventories

Inventories consist of the following at December 31:

	2010	2009

Leaf tobacco	$—	$329
Finished goods	5,397	5,467

Inventories at current cost	5,397	5,796
LIFO adjustment	(33)	(14)

Total inventories, net	$5,364	$5,782

Leaf tobacco at December 31, 2009 includes costs related to tobacco purchased by the Company from third party tobacco dealers and tobacco grown under contract with independent farmers. There were no leaf tobacco purchase commitments at Vector Tobacco as of December 31, 2010.
The Company classifies the prepaid cost of the MSA in ending inventory. The prepaid cost of MSA was $1,673 and $1,654 at December 31, 2010 and 2009, respectively.
Since January 1, 2004 most of Vector Tobacco’s products have been manufactured at Liggett’s manufacturing facility in Mebane, North Carolina under a contract manufacturing agreement with Liggett (See Note 13).
5.	Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2010	2009

Machinery and equipment	$848	858

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)

	2010	2009

Less accumulated depreciation	(831)	(833)

Property, plant and equipment, net	$17	$25

Depreciation expense was $9, $20, and $32 for the years ended December 31, 2010, 2009, and 2008, respectively. There were no commitments to purchase machinery and equipment at December 31, 2010.

6.	Intangible Assets

Intangible assets consist of the following at December 31:

	2010	2009

Indefinite useful live intangible asset	$107,511	$107,511

In connection with the acquisition of Medallion, the Company allocated a portion of the total purchase price of $110,000 to Medallion’s exemption under the MSA agreement. See Note 3. This intangible asset was deemed to have an indefinite useful life and is tested for impairment annually or more frequently when indicators of impairment are present. The annual test was performed in the fourth quarter of 2010, 2009, and 2008, resulting in no impairment.

Other intangible assets consist of trademarks which were amortized using the straight-line method over 10 years and had no net book value at December 31, 2010 and 2009. Amortization expense associated with trademarks and patents totaled $0 in 2010, $8 in 2009 and $7 in 2007. An impairment charge of $38 was taken in the fourth quarter of 2009 to write off the remaining value of the trademarks.

7.	Employee Benefit Plans

The Company’s portion of the 401(k) plan expenses sponsored by Liggett Vector Brands, for entities in the affiliate’s controlled group, were $12, $43, and $71 for the years ended December 31, 2010, 2009, and 2008, respectively.

Defined Benefit Retirement Plans
During 2010, 2009, and 2008, a certain senior executive of the Company also participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector where the Company will pay supplemental retirement benefits to certain key employees. The Company expensed $267, $245, and $212 in relation to the SERP plan during 2010, 2009, and 2008 respectively. The executive’s retirement date is projected to be January 1, 2012 and the Company estimates payments under the SERP will be approximately $1,700.

8.	Income Taxes

Vector Tobacco’s income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a stand alone basis. The Company’s entities currently join in the filing of a consolidated tax return with Vector and its other subsidiaries.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
The amounts provided for income taxes are as follows:

	Year Ended December 31,
	2010	2009	2008
Current:
U.S. Federal	$4,981	$4,746	$—
State	1,635	1,487	—

	$6,616	$6,233	$—

Deferred:
U.S. Federal	$(14,386)	$(91,041)	$1,468
State	1,037	(5,095)	515

	$(13,349)	$(96,136)	$1,983

Total	$(6,733)	$(89,903)	$1,983
Vector Tobacco’s operations are included in consolidated federal and state income tax returns of its indirect parent, Vector Group Ltd. At December 31, 2010 and 2009, the Company had $22,468 and $46,899 of unrecognized net deferred tax assets, comprised principally of net operating loss carryforwards, available to offset future taxable income for federal and state income tax purposes, respectively. A valuation allowance has been provided against these net deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. The valuation allowance was reduced in 2009 for the recognition of federal and state tax net operating losses after evaluating the impact of the negative and positive evidence that such asset would be realized. The Company based its conclusion on the fact that Vector Tobacco reported federal and state taxable income on a separate company basis for the second consecutive year in 2009. The Company continues to evaluate the realizability of its net deferred tax assets and its estimate is subject to change. The reversal of deferred tax liabilities related to Medallion intangible asset are not considered a source of future taxable income in assessing the realization of deferred tax assets. As a result, the Company was required to record a deferred tax asset valuation allowance totaling approximately $22,468 and $46,899 during the year ended December 31, 2010 and 2009, respectively.
The Company’s parent, VGR, participates in a tax sharing agreement with Vector in which VGR remits tax payments to Vector based on the consolidated taxable income of VGR and its subsidiaries (the “VGR Group”). Under the tax sharing agreement, each member of the VGR Group whose tax liability is reduced by a net operating loss or credit of another member is treated as paying such member for the use of such benefit. However, the member providing such benefit does not receive credit until it is able to use the benefit on a separate company basis, rather than when the benefit is actually used by the VGR Group. Because Vector Tobacco could not use the benefit of its net operating losses on a separate company basis, VGR did not allocate tax benefits to Vector Tobacco as of December 31, 2008. Consequently, no income tax benefit was recorded for the year ended December 31, 2008.
Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

	2010		2009
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Sales and product allowances	$164	$—	$419	$—

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)

	2010		2009
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Inventories	15	2,280	15	1,433
Property, plant and equipment	—	8	—	8
Compensation, benefits and related items	590	—	467	—
Amortization of intangibles	—	25,976	—	22,542
Restructuring		—	6	—
Settlement payments	2,713	—	1,901	—
Net operating losses	125,714	—	139,545	—
Valuation allowance	(22,468)	—	(46,899)	—

Total deferred taxes	$106,728	$28,264	$95,454	$23,983

Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rates for the years ended December 31, 2010, 2009, and 2008 are summarized as follows:

	2010	2009	2008

Income before income tax provision	$23,658	$18,155	$17,322

Federal income tax expense at statutory rate	$8,280	$6,354	$6,063
State income tax provision at statutory rate, net of federal income tax benefit	1,736	1,654	338
Other changes due to changes in state income tax rates	7,682	(493)	(385)
Change in valuation allowance, net	(24,431)	(97,418)	(4,033)

Total income tax (benefit) provision	$(6,733)	$(89,903)	$1,983

There were no unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008, respectively. The Company classifies all tax-related interest and penalties as income tax expense.

9.	Operating Leases

As of December 31, 2010, the Company has no operating leases.

Rental expense for the years ended December 31, 2010, 2009, and 2008 was $0, $378, and $340, respectively. This includes $141 expensed as part of the Company’s restructuring in 2009.

10.	Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash and cash equivalents.

Vector Tobacco’s customers are primarily candy and tobacco distributors, and large grocery, drug and convenience store chains. Three customers accounted for approximately 47%, 14% and 13%, respectively of gross sales in 2010. Three customers accounted for approximately 42%, 14% and 13%, respectively of gross sales in 2009. Three customers accounted for approximately 35%, 17% and 15%, respectively of

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
gross sales in 2008. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising the Company’s customer base and the frequency of orders by these customers. Vector Tobacco’s largest single customer represented approximately 0% of net accounts receivable at December 31, 2010 and 39% at December 31, 2009. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s estimates.

The Company maintains cash deposits and money market accounts with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of loss is minimal.

11.	Contingencies

Tobacco-Related Litigation

Overview
Since 1954, United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. Although new cases continue to be commenced against certain cigarette manufacturers, including Vector Tobacco’s affiliate, Liggett Group LLC, Vector Tobacco has not been named as a defendant in any such actions.

Master Settlement Agreement
In November 1998, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation, R.J. Reynolds Tobacco Company and Lorillard Tobacco Company (collectively, the “Original Participating Manufacturers” or “OPMs”) (together with the OPMs and any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”), (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States. The MSA received final judicial approval in each of the settling jurisdictions. In February 1999, Medallion (n/k/a Vector Tobacco) became a subsequent participating manufacturer under the MSA.

In the Settling States, the MSA released Vector Tobacco from:
•	all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•	all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds, relating to future conduct arising out of the use or exposure to, tobacco products that have been manufactured in the ordinary course of business.
The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the name or names of sports teams, entertainment groups or individual celebrities.
The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage usage of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.
Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.
Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a base amount of approximately 0.28% of total cigarettes sold in the United States (approximately 840 million cigarettes in 2010). If Vector Tobacco’s market share exceeds their respective market share exemption in a given year, then on April 15 of the following year, Vector Tobacco must pay on each excess unit an amount equal (on a per-unit basis) to that due by the OPMs for that year. Vector Tobacco paid $6,836 for their 2009 MSA obligations and paid $3,040 for their 2008 MSA obligations. Vector Tobacco expensed $6,292 for its estimated MSA obligation for 2010 as part of cost of goods sold. Vector Tobacco prepaid $4,000 of its 2010 estimated MSA obligation in December 2010. Additional amounts may be due for 2010 but will not be finalized by the Independent Auditor until April 2011.
Certain MSA Disputes
NPM Adjustment. In March 2006, an economic consulting firm selected pursuant to the MSA rendered its final and non-appealable decision that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers to non-participating manufacturers for 2003. This is known as the “NPM Adjustment.” The economic consulting firm rendered the same decision with respect to 2004 and 2005. In March 2009, a different economic consulting firm made the same determination for 2006. As a result, the manufacturers are entitled to a potential NPM Adjustment to their 2003, 2004, 2005 and 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007, 2008 and 2009 payments pursuant to an agreement entered into in June 2009 between the OPMs and the Settling States under which the OPMs agreed to make certain payments for the benefit of the Settling States, in exchange for which the Settling States stipulated that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers in 2007, 2008 and 2009. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid application of the NPM Adjustment to the payments made by the manufacturers for the benefit of that Settling State.
From 2003 to 2010, Vector Tobacco disputed that they owed the Settling States the NPM Adjustments as calculated by the Independent Auditor. As permitted by the MSA, Vector Tobacco withheld payment associated with these NPM Adjustment amounts. The total amount withheld or paid into a disputed payment account by Vector Tobacco from 2003 to 2010 was $2,050.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
Since April 2006, notwithstanding provisions in the MSA requiring arbitration, litigation was filed in 49 Settling States over the issue of whether the application of the NPM Adjustment for 2003 is to be determined through litigation or arbitration. These actions relate to the potential NPM Adjustment for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. All but one of the 48 courts that have decided the issue have ruled that the 2003 NPM Adjustment dispute is arbitrable. All 47 of those decisions are final. One court, the Montana Supreme Court, ruled that Montana’s claim of diligent enforcement must be litigated. The United States Supreme Court denied certiorari with respect to that opinion. In response to a proposal from the OPMs and many of the SPMs, 45 of the Settling States, representing approximately 90% of the allocable share of the Settling States, entered into an agreement providing for a nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003. In June 2010, the three person arbitration panel was selected and procedural hearings, discovery and briefing on legal issues of general application have commenced. Because states representing more than 80% of the allocable share signed the agreement, signing states will receive a 20% reduction of any potential 2003 NPM adjustment. Vector Tobacco does not have a claim for a 2003 NPM adjustment and there can be no assurance that Vector Tobacco will receive any adjustment as a result of future proceedings.
Gross v. Net Calculations. In October 2004, the independent auditor notified Vector Tobacco and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been recalculated using “net” unit amounts, rather than “gross” unit amounts (which had been used since 1999).
Vector Tobacco has objected to this retroactive change and has disputed the change in methodology. Vector Tobacco contends that the retroactive change from using “gross” to “net” unit amounts is impermissible for several reasons, including:
•	use of “net” unit amounts is not required by the MSA (as reflected by, among other things, the use of “gross” unit amounts through 2005);

•	such a change is not authorized without the consent of affected parties to the MSA;

•	the MSA provides for four-year time limitation periods for revisiting calculations and determinations, which precludes recalculating Vector Tobacco’s 1997 Market Share (and thus, Vector Tobacco’s market share exemption); and

•	Vector Tobacco and others have relied upon the calculations based on “gross” unit amounts since 1998.
No amounts have been expensed or accrued in the accompanying consolidated financial statements for any potential liability relating to the “gross” versus “net” dispute.
QUEST 3. Vector Tobacco has not made MSA payments on sales of its QUEST 3 product as Vector Tobacco believes that QUEST 3 does not fall within the definition of a cigarette under the MSA. Quest is no longer being sold by Vector Tobacco. There can be no assurance that Vector Tobacco’s assessment is correct and that additional payments under the MSA for QUEST 3 will not be owed.
Litigation Challenging the MSA. In Freedom Holdings Inc. v. Cuomo, litigation pending in federal court in New York, certain importers of cigarettes allege that the MSA and certain related New York statutes violate federal antitrust and constitutional law. The district court granted New York’s motion to dismiss the complaint for failure to state a claim. On appeal, the United States Court of Appeals for the Second Circuit held that if all of the allegations of the complaint were assumed to be true, plaintiffs had stated a claim for relief on

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
antitrust grounds. In January 2009, the district court granted New York’s motion for summary judgment, dismissing all claims brought by the plaintiffs, and dissolving the preliminary injunction. Plaintiffs appealed the decision. In October 2010, the Second Circuit affirmed the district court’s decision.
In Grand River Enterprises Six Nations, Ltd. v. King, another proceeding pending in federal court in New York, plaintiffs seek to enjoin the statutes enacted by New York and other states in connection with the MSA on the grounds that the statutes violate the Commerce Clause of the United States Constitution and federal antitrust laws. In September 2005, the United States Court of Appeals for the Second Circuit held that if all of the allegations of the complaint were assumed to be true, plaintiffs had stated a claim for relief and that the New York federal court had jurisdiction over the other defendant states. On remand, the trial court held that plaintiffs are unlikely to succeed on the merits. After discovery, the parties cross-moved for summary judgment; briefing concluded in December 2009 and oral argument took place in April 2010.
Similar challenges to the MSA and MSA-related state statutes are pending in several other states. Vector Tobacco and the other cigarette manufacturers are not defendants in these cases. Litigation challenging the validity of the MSA, including claims that the MSA violates antitrust laws, has not been successful to date.
In October 2008, Vibo Corporation, Inc., d/b/a General Tobacco (“Vibo”) commenced litigation in the United States District Court for the Western District of Kentucky against each of the Settling States and certain Participating Manufacturers, including Vector Tobacco. Vibo sought damages from Participating Manufacturers under antitrust laws. Vibo alleged, among other things, that the market share exemptions (i.e., grandfathered shares) provided to certain SPMs under the MSA, including Vector Tobacco, violate federal antitrust and constitutional law. In January 2009, the district court dismissed the complaint. In January 2010, the court entered final judgment in favor of the defendants. Vibo appealed to the United States Court of Appeals for the Sixth Circuit. A decision is pending.
Other Matters
Vector Tobacco’s management is unaware of any material environmental conditions affecting its existing facilities. Vector Tobacco’s management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of Vector Tobacco. Vector Tobacco’s management is also unaware of any other claims that would materially affect the Company’s financial position, results of operations or cash flows.
12.	Legislation and Regulation

Vector Tobacco’s management believes that it is in compliance in all material respects with the laws regulating cigarette manufacturers.

13.	Related Party Transactions

In October 2002, the sales and marketing functions of Liggett and Vector Tobacco were combined into Liggett Vector Brands. Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of the Company’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to the Company. During 2010, 2009 and 2008, Vector Tobacco expensed $1,723, $3,507 and $3,512, respectively, for services

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
provided by Liggett Vector Brands. These expenses have been classified as selling, general and administrative costs.
In 2006, Vector Tobacco entered into an agreement with VGR to provide various management and administrative services to Vector Tobacco in consideration for an annual management fee. The charges for services under this agreement amounted to $500 for each year ending December 31 2010, 2009 and 2008.
On January 1, 2004 Vector Tobacco entered into a manufacturing agreement (the “Agreement”) with Liggett whereby Liggett agreed to provide handling, storage, manufacturing, preparation, record-keeping, remittance of federal excise tax payments, processing of returns and other services relating to the manufacture of Vector Tobacco brands. The Agreement expired December 31, 2005, but is automatically renewed for a successive one year term unless otherwise terminated by either party. Pricing is set forth in the Agreement based on previously determined standard costs and invoices are sent to Vector Tobacco monthly. In 2010, 2009 and 2008, Vector Tobacco purchased approximately 1.1 billion, 1.2 billion and 1.1 billion units, respectively, from Liggett and paid $66,667, $67,161 and $34,557, respectively, which included profit of $1,171, $1,349 and $1,158, respectively, to Liggett.
Vector Tobacco incurred additional expenses of approximately $7, $2, and $1 in 2010, 2009 and 2008, respectively, for transactions with VGR and Vector, which primarily reflects reimbursement of amounts paid on behalf of Vector Tobacco.
Vector Tobacco has a related party payable to Liggett of relating primarily to the contract manufacturing agreement.
Related party payables for each year ended consisted of the following:

	2010	2009

Liggett	$969	$6,304
Liggett Vector Brands	3,503	3,325

	$4,472	$9,629

14.	Restructuring

		Asset Impairment
	Employee	Contract
	Severance	Termination,
	and Benefits	and Exit Cost	Totals

Balance as of December 31, 2007	$70	$60	$130
Change in estimate	(14)	(4)	(18)

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)

		Asset Impairment
	Employee	Contract
	Severance	Termination,
	and Benefits	and Exit Cost	Totals

Utilized in 2008	(56)	(10)	(66)

Balance as of December 31, 2008	—	46	46

Restructuring charges	691	209	900
Utilized in 2009	(586)	(206)	(792)

Balance as of December 31, 2009	105	49	154
Change in estimate	—	(34)	(34)
Utilized in 2010	(105)	(15)	(120)

Balance as of December 31, 2010	$—	$—	$—

In November 2006, Vector’s Board of Directors determined to discontinue the genetics operation of Vector Tobacco and not to pursue, at this time, FDA approval of QUEST as a smoking cessation aid, due to the projected significant additional time and expense involved in seeking such approval. In connection with this decision, we eliminated 12 full-time positions effective December 31, 2006. In addition, we terminated certain license agreements associated with the genetics operation. In March 2009, Vector Tobacco eliminated an additional nine full-time positions in connection with this decision.

The Company recognized pre-tax restructuring charges of $900 during 2009 in connection with the closure of its Durham research operations. The restructuring charges primarily related to employee severance and benefit costs.

15.	Stock Compensation

The Company’s parent, Vector, offers stock option plans. As of December 31, 2010, there were approximately 3,815,336 shares available for issuance under Vector’s Amended and Restated 1999 Long-Term Incentive Plan (the “1999 Plan”). All employees of Vector and its subsidiaries are eligible to receive grants under such plans. Although Vector Tobacco has no employees it received a stock compensation expense allocation from Liggett Vector Brands of $0, $39, and $43 for the years ended December 31, 2010, 2009, and 2008, respectively. These amounts have been recorded in selling, general and administrative cost in the Company’s consolidated statement of operations. As of December 31, 2010 Liggett Vector Brands had employees with options for 712,077 shares of Vector’s common stock.

Nonqualified options for 105,000 shares of Vector’s common stock were issued during 2010 to employees under Vector’s stock compensation plans. The exercise price of the options granted was $15.63 in 2010. The exercise prices of the options granted in 2010 were at the fair market value on the dates of the grants. There were no option grants during 2009 or 2008 to Liggett Vector Brands employees. Awards of options to employees under the Vector’s stock compensation plans generally vest over periods ranging from four to five years and have a term of ten years from the date of grant.

The fair value of option grants is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price characteristics which are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of stock-based compensation awards.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
The assumptions used under the Black-Scholes option pricing model in computing fair value of options are based on the expected option life considering both the contractual term of the option and expected employee exercise behavior, the interest rate associated with U.S. Treasury issues with a remaining term equal to the expected option life and the expected volatility of the Company’s common stock over the expected term of the option. The assumptions used for grants in the year ended December 31, 2010 were as follows:

Risk-free interest rate	2.59%
Expected volatility	24.43%
Dividend yield	9.75%
Expected holding period	4.74 years
Weighted average grant date fair value	$1.03
In November 2005, the President of Liggett and Liggett Vector Brands was awarded a restricted stock grant of 63,813 shares of Vector’s common stock pursuant to the 1999 Plan. Pursuant to his restricted share agreement, one-fourth of the shares vested on November 1, 2006, with an additional one-fourth vesting on each of the three succeeding one-year anniversaries of the first vesting date through November 1, 2009. Liggett Vector Brands recorded deferred compensation of $1,018 representing the fair market value of the restricted shares on the date of grant. Vector Tobacco recorded an expense of $0 in 2010, $22 for 2009, and $25 in 2008 associated with the grant. These amounts have been recorded in selling, general and administrative cost in the Company’s consolidated statement of operations.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in thousands of dollars)
Schedule II — Valuation and Qualifying Accounts

		Additions
	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
	of Period	Expenses	Deductions	Period

Description
Year ended December 31, 2010
Allowance for:
Doubtful accounts	$4	$—	$—	$4
Cash discounts	14	2,459	2,469	4
Deferred tax valuation allowance	46,899	—	24,431	22,468
Sales returns	1,007	490	1,112	385

Total	$47,924	$2,949	$28,012	$22,861

Year ended December 31, 2009
Allowance for:
Doubtful accounts	$5	$—	$1	$4
Cash discounts	10	2,553	2,549	14
Deferred tax valuation allowance	143,835	—	96,936	46,899
Sales returns	1,000	622	615	1,007

Total	$144,850	$3,175	$100,101	$47,924

Year ended December 31, 2008
Allowance for:
Doubtful accounts	$5	$—	$—	$5
Cash discounts	8	1,817	1,815	10
Deferred tax valuation allowance	138,882	4,953	—	143,835
Sales returns	1,100	542	642	1,000

Total	$139,995	$7,312	$2,457	$144,850